Filed Pursuant to Rule 424(b)(5)
Registration No. 333-239618

PROSPECTUS SUPPLEMENT

to Supplement dated August 7, 2020

(To Prospectus dated July 13, 2020)

Up to $100,000,000

Safe Bulkers, Inc.

COMMON STOCK

This supplement (this “Supplement”) is being filed to update, amend and supplement certain information in the prospectus of Safe Bulkers, Inc. dated July 13, 2020 (the “Base Prospectus”) as supplemented by the prospectus supplement dated August 7, 2020 (including any documents incorporated by reference therein) (the “August Prospectus Supplement”).

We previously entered into a sales agreement (as amended, the “sales agreement”) with DNB Markets, Inc. (“DNB”) as our sales agent, relating to the shares of our common stock, par value $0.001 per share. On May 26, 2021, we entered into Amendment No. 1 to the sales agreement. In accordance with the terms of the sales agreement, as amended, under the Base Prospectus, the August Prospectus Supplement and this Supplement, we may now, through our sales agent, offer and sell from time to time shares of our common stock having an aggregate offering price of up to $100,000,000.

Sales of our common stock, if any, under this prospectus supplement and the accompanying prospectus may be made in sales deemed to be “at-the-market offerings” as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), including by means of ordinary brokers’ transactions on the New York Stock Exchange (the “NYSE”), in negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. Subject to the terms and conditions of the sales agreement, the sales agent will use its commercially reasonable efforts to sell on our behalf all of the designated shares. We will not authorize the issuance and sale of, and the sales agent will not be obligated to sell, any shares (i) at a price lower than the minimum price therefor authorized from time to time, if any, or (ii) in a number in excess of the number of shares authorized from time to time to be issued and sold under the sales agreement, if any.

We also may sell shares of our common stock to the sales agent, as principal for its own account, at a price per share agreed upon at the time of sale. If we sell shares to the sales agent, as principal, we will enter into a separate terms agreement with the sales agent, and we will describe the agreement in a separate prospectus supplement or pricing supplement.

We will pay the sales agent a commission of 2.0% of the gross sales price per share sold through it as our agent under the sales agreement. In connection with the sale of our common shares on our behalf, the sales agent may be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation paid to the sales agent may be deemed to be underwriting commissions or discounts.

STATUS OF THE “AT-THE-MARKET” OFFERING

From February 22, 2021 through May 25, 2021, the Company issued and sold 6,664,774 shares under this “at-the-market” offering for gross proceeds of approximately $21.2 million and net proceeds of approximately $20.8 million, after deducting commissions to the Agents on the shares sold and offering expenses. As a result, as of May 26, 2021,shares of our common stock with an aggregate offering price of up to approximately $78.8 million remain available for the sale in accordance with the terms of the sales agreement, as amended, under the Base Prospectus, the August Prospectus Supplement and this Supplement.

Our common stock is listed on the NYSE under the symbol “SB.” The last reported sale price of our common stock on May 25, 2021 was $3.87 per share.

Investing in our common stock involves risk. Before you make an investment in our shares please read the section entitled “Risk Factors” beginning on page 10 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2021, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) which are incorporated herein by reference. Further, all information included in our Base Prospectus and August Prospectus Supplement is incorporated herein by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

DNB Markets

The date of this prospectus supplement is May 26, 2021

TABLE OF CONTENTS

Page

PROSPECTUS SUPPLEMENT

THE OFFERING	S-1
CAPITALIZATION	S-2
RECENT DEVELOPMENTS	S-3
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION	S-3
PLAN OF DISTRIBUTION	S-3

THE OFFERING

Issuer	Safe Bulkers, Inc., a Marshall Islands corporation.

Securities Offered	Shares of our common stock having an aggregate offering price of up to $100,000,000

Current Status	As of May 25, 2021, shares of our common stock with an aggregate offering price of up to approximately $78.8 million remain available for sale in accordance with the terms of the sales agreement, as amended, under the Base Prospectus, the August Prospectus Supplement and this Supplement.

Manner of Offering	“At-the-market offering” that may be made from time to time through our sales agent, DNB Markets, Inc. See “Plan of Distribution” on page S-4. We also may sell shares of our common stock to the sales agent, as principal for its own account, at a price per share agreed upon at the time of sale. If we sell common stock to the sales agent, as principal, we will enter into a separate terms agreement with the sales agent setting forth the terms of such transaction, and we will describe the agreement in a separate prospectus supplement of pricing supplement. The proceeds from this offering, if any, will vary depending on the number of shares that we offer and the offering price per share. We may choose to raise less than the maximum $100,000,000 in gross offering proceeds permitted by this prospectus supplement.

Use of proceeds	We plan to use the net proceeds of this offering in connection with our fleet renewal strategy, including the acquisition of energy efficient newbuild vessels and/or younger second hand vessels, repayment or settlement of our financial obligations and general corporate purposes . Our management will have broad discretion in the application of the net proceeds. See “Use of Proceeds” in our August Prospectus Supplement.

Dividends	We have not paid any dividends on shares of our common stock since August 2015 and no dividends have been paid on shares of our common stock in 2021. See “Description of Capital Stock—Shareholders Rights Plan” in our August Prospectus Supplement.

Declaration and payment of any dividend is subject to the discretion of our board of directors. See “Dividend Policy” in our August Prospectus Supplement.

NYSE listing	Our common stock is listed on the NYSE under the symbol “SB.”

Risk factors	See “Risk Factors” beginning on page 10 of our Annual Report on Form 20-F filed with the SEC on March 30, 2021, as updated by our subsequent filings under the Exchange Act for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock. Further, all information included in our Base Prospectus and August Prospectus Supplement is incorporated herein by reference.
S-1

CAPITALIZATION

The following table sets forth, as of March 31, 2021, our capitalization:

•	On an actual basis;

•	On an as adjusted basis to give effect to the following transactions, which occurred between April 1, 2021 and May 25, 2021:

•	the declaration and payment of the dividend of the Series C Preferred Shares (as defined herein) of $0.50 per preferred share paid on April 30, 2021, for a total amount of $1.1 million;

•	the declaration and payment of the dividend of the Series D Preferred Shares (as defined herein) of $0.50 per preferred share paid on April 30, 2021, for a total amount of $1.6 million;

•	the issuance of 12,096 shares of our common stock to our non-executive independent directors;

•	the issuance of 2,109,454 shares of our common stock under our at-the-market offering program resulting in net proceeds of approximately $8,080,722, after sales commissions of 2.0% on gross proceeds and estimated expenses of approximately $0.3 million; and

•	the debt repayment of $82.3 million and loan drawdown proceeds of $30.5 million of any debt.

•	On a further adjusted basis to give effect to:

•	assuming the issuance and sale of the maximum common shares remaining unsold under this ATM offering, resulting in net proceeds of approximately $78.8 million, after sales commissions of 2.0% on gross proceeds and estimated expenses of approximately $0.2 million, based on an estimated share price of $3.87 being the closing price as of May 25,2021.

Other than these adjustments, there has been no material change in our capitalization since March 31, 2021.

This table should be read in conjunction with our consolidated financial statements and the notes thereto incorporated by reference in this prospectus.

	As of March 31, 2021
	Actual	As Adjusted	As Further Adjusted
	(in thousands of U.S. dollars)
Debt:
Current portion of long-term debt, net plus liability directly associated with asset held for sale	$93,915	$57,033	$57,033
Long-term debt, net	509,277	494,362	494,362
Total debt(1)(2)	$603,192	$551,394	$551,394

Stockholders’ Equity:
Common stock(3)	$107	$109	$129
Series C Preferred Shares(4)	23	23	23
Series D Preferred Shares(4)	32	32	32
Additional paid-in capital	366,582	374,691	451,690
Retained earnings	109,070	106,324	106,324
Total stockholders’ equity	$475,814	$481,178	$558,198
Total capitalization	$1,079,006	$1,032,573	$1,109,592

(1)	All debt, excluding an unsecured revolving credit facility of $30.0 million, is secured by mortgages on our owned ships or for financing under sale and leaseback agreements with ownership title over the relevant vessel and is guaranteed by the Company.
S-2

(2)	Total debt is net of deferred financing fees of $4.4 million and does not include the fair value of the derivative liabilities, which was $3.2 million as of March 31, 2021.

(3)	As of March 31, 2021, we had 200,000,000 shares of authorized common stock, $0.001 par value, and 106,752,990, 108,874,540 and 129,200,537 issued and outstanding shares of common stock on an “actual,” “as adjusted” and “as further adjusted” basis, respectively.

(4)	As of March 31, 2021, we had 20,000,000 shares of authorized preferred stock, $0.01 par value. As of March 31, 2021, we had 2,297,504 and 2,297,504 Series C Preferred Shares issued and outstanding on an “actual,” “as adjusted” and “as further adjusted” basis, respectively, and 3,195,050 and 3,195,050 Series D Preferred Shares issued and outstanding on an “actual,” “as adjusted” and “as further adjusted” basis, respectively. For a description of the Series C Preferred Stock, see “Description of Capital Stock—Preferred Stock—Series C Preferred Shares” and for a description of the Series D Preferred Stock, see “Description of Capital Stock—Preferred Stock—Series D Preferred Shares” in the accompanying prospectus.

RECENT DEVELOPMENTS

In May 2021, we entered into a Memorandum of Agreement with an unaffiliated buyer for the sale of MV Maria, a 2003-built, 76,000 dwt, Panamax class vessel, at a gross sale price of $12 million which is above its carrying value. The vessel is expected to be delivered to her new owners in the third quarter of 2021.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the issuance and distribution of our common stock in this offering, other than the sales agent commission, will be as follows:

Securities and Exchange Commission Registration Fee	$5,000
Financial Industry Regulatory Authority Filing Fee	15,500
Printing and Engraving Expenses	10,000
Legal Fees and Expenses	100,000
Accountants’ Fees and Expenses	30,000
Transfer Agent’s Fees and Expenses	3,500
New York Stock Exchange Listing Fee	25,000
Miscellaneous Costs	15,000
Total	$204,000

PLAN OF DISTRIBUTION

On May 26, 2021, we entered into an amendment, or Amendment No. 1, to our At-the-Market Equity Offering Sales Agreement with DNB Markets, Inc., our sales agent., dated August 7, 2020, or the original agreement and, together with the Amendment No. 1, the sales agreement, Under the agreement we may offer and sell shares of our common stock having an aggregate offering price of up to $100.0 million from time to time. As of May 25, 2021, shares of our common stock with an aggregate offering price of up to approximately $78.8 million remain available for sale under the sales agreement. The sales, if any, of the shares of our common stock made under the sales agreement may be made in sales deemed to be “at-the-market offerings” as defined in Rule 415 under the Securities Act, including by sales made by means of ordinary brokers’ transactions on the NYSE, in negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

We will designate the maximum amount of shares of our common stock to be sold through the sales agent on a daily basis or otherwise as we and the sales agent agree and the minimum price per share at which such shares may be sold. Subject to the terms and conditions of the sales agreement, the sales agent will use its commercially reasonable efforts to sell on our behalf all of the designated shares. We will not authorize the issuance and sale of, and the sales agent will not be obligated to sell, any shares (i) at a price lower than the minimum price therefor authorized from time to time, if any, or (ii) in a number in excess of the number of shares authorized from time to time to be issued and sold under the sales agreement, if any. We or the sales agent may suspend the offering of shares for any reason and at any time by notifying the other party. We cannot predict the number of shares of our common stock that we may sell hereby or if any shares will be sold.

S-3

We will pay the sales agent a commission 2.0% of the gross sales price per share sold through it as our agent under the sales agreement. We have agreed to pay or reimburse certain of the sales agent’s expenses, including reasonable fees and disbursements of its counsel incurred in connection with entering into the transactions contemplated by the sales agreement, in an aggregate amount not to exceed $100,000. The sales agent will provide to us written confirmation immediately following the close of trading on the NYSE on each day in which shares are sold under the sales agreement. Each confirmation will include the number of shares sold on that day, the aggregate gross sales proceeds of the shares, the net proceeds to us (after deducting any expenses payable by us and any transaction fees, transfer taxes or similar taxes or fees imposed by any governmental entity or self-regulatory organization in respect of such sales) and the compensation payable by us to the sales agent with respect to such sales. We will report in a prospectus supplement and/or our filings under the Exchange Act, at least quarterly the number of shares sold by or through the sales agent under the sales agreement, the net proceeds to us and the aggregate compensation of the sales agents in connection with the sales of the shares.

Settlement for sales of the shares of our common stock will occur, unless the parties agree otherwise, on the third business day following the date on which such sales were made in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

Under the terms of the sales agreement, we also may sell shares of our common stock to the sales agent, as principal for its own account, at a price per share agreed upon at the time of sale. If we sell shares to the sales agent, as principal, we will enter into a separate terms agreement with the sales agent, and we will describe the agreement in a separate prospectus supplement or pricing supplement.

To the extent required by Regulation M, the sales agent will not engage in any market making activities involving our common stock while the offering is ongoing under this prospectus supplement.

The offering of the shares of our common stock pursuant to the sales agreement will terminate upon the earlier of (1) the sale of all shares subject to the sales agreement or (2) the termination of the sales agreement by us or by the sales agent.

In connection with the sale of the shares of our common stock on our behalf, the sales agent may be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation paid to the sales agent may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the sales agents against certain liabilities, including civil liabilities under the Securities Act.

The estimated offering expenses payable by us, exclusive of the commissions payable to the sales agent, are approximately $204,000. We have agreed to reimburse the sales agent for certain legal expenses, some of which reimbursement may be deemed underwriting compensation by FINRA.

The sales agent and its affiliates are full service financial institutions engaged in various activities, which may include sales and trading, investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The sales agent and its affiliates have provided in the past and may provide from time to time in the future a variety of these services to us and to persons and entities with relationships with us, in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Affiliates of DNB Markets, Inc., are lenders under certain of our credit facilities. In addition, from time to time, the sales agent and its affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. The sales agent and its affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

S-4